



INVEST IN **BUNDLR**

The best discovery, curation & consumption platform for newsletters & podcasts

Bundlr

bundlrco.com San Francisco CA

Technology | Software | Media | App | Platform

LEAD INVESTOR

Ben Robb

I invested in Bundlr because of their ambitious mission to transform how we discover and consume news content in our near limitless content space. We need far better ways to navigate the high levels if noise in our public information spaces and Bundlr is building a new platform to meet this demand. I love the focus on newsletters & podcasts (which are both huge markets in the US and globally) and their first mover status on indexing all newsletters will position them very well for establishing a strong and sustainable foothold in this high growth content area. Bundlr is such a great concept, with enormous potential. Tom and his team will bring this potential to life. On behalf of all investors, I'm excited to be part of it.

Invested $1,000 this round

Highlights

1. 👐 Bundlr is a community & NLP driven curation & search platform for newsletters & podcasts
2. 📎 We are a cross publisher platform w/ 4mm+ podcasts & 2000+ newsletters on our index
3. 🤖 15+ years founder experience building technology & UX solutions
4. 📰 Bundlr delivers a curated feed of your subscribed content right into your daily routines
5. 💵 US TAM of 150mm & growing; Projected $2mm ARR end of year two

5. 💵 US TAM of 150mm & growing; Projected $2mm ARR end of year two

Our Founder

Thomas Benham Founder & CEO at Bundlr

Thomas was previously a senior director at UBS, BoA & PwC, working in London, Zurich, New York & now settled in the Bay Area. He specializes in technology delivery & applied NLP.

> Right now there is a huge problem to solve & market to address, at the nexus of information, trust & community. Whoever gets this right can build a huge business & a stronger society + ...since I was very young I have always















been a news & commentary junkie.

We need a better way to discover & integrate the best & most entertaining thinkers into our daily lives.

A new platform for content Discovery & Immersion

Newsletters & Podcasts

CENTRALIZED
DECENTRALIZED
DISTRIBUTED

Bundlr

Content is now Massively Distributed

With Newsletters & Podcasts as the growth nodes

Newsletters & Podcasts increasingly the entry point to news cycle, *as social media primacy wanes.*

Creator nodes
100s
100s
1,000s
Growing
1,000,000s
Declining
Radio, other
Apps, TV, websites
Newsletters
Social media
Podcasts
Journals
Blogs
Think tanks
Etc etc
~150mm
Consumers in US alone
across Newsletters & Podcasts
Content funnel

The Market - Growth & Drivers

And other signals

Newsletter & Podcasts audience double in last 5 years...with newsletters picking up pace

Total Addressable Market (US) mm
Actual
Forecast
150
100
50
0
2010
2015
2020
2025
Podcasts
Newsletters

Drivers – Necessity as much as defection

Trust | **Community**

Moore's law[2] convergence

Networks | *Automation* | *Mechanical* | *UI/UX*

Computing, biology, manufacturing, energy

[1]Statista; [2]MIT – Technological improvement rate predictions for all technologies: Use of patent data and an extended domain description

The Problem - Search & Integration

Quality content is not the problem. Finding & managing it is



The Solution – Not Your Parents Future
The future of news and journalism is integrated and curated



The Experience – A personal ecosystem
Built on community & domain specific AI



How It Scales – Data Structure & Incentives
Superior AI & clean content categorization enables UX at scale



The solution... starts here.


Product
Demo


Bundlr
Login
Sign Up

What Makes Us Different

Bundlr – The eye of the information storm


B2C first.
We're content layered on community
Podcast
only model
Content buried
under social
substack
Creator / B2B
first model and....
ECOSYSTEM centric
Publisher
centric
pocket
feedly

What Makes Us Confident

Strong signals & precedent


Growth of long form & alternate
search & discovery models
Curation unearths
latent value
1mm+ paying subscribers
+ >20mm subscribers
substack
airbnb
Latent space
New subscription only
model growing fast
Startupy
Uber
Latent transport
Alternate / social media
podcasts discovery model
moonbeam
Latent audio

The Product – Where we've Been & Going


4 months
3 months
12 months
Built
Building
Roadmap
Enhances user
discovery &
content
mapping
Who?
What?
Twitter
Podcasts
WAPO
EV discovery:
Podcasts
Newsletters
Bundles
Choose the plan that's right for you
stripe
Content
integration
Podcasts – 4m+
Newsletters – 3k+
Twitter integration –
threads
1 click payment model – Stripe
Partner login integration
Embed content in
content
Partner archive
integration
Machine
Learning
integration
NER model build
Topic model build
Suggested content
Article audio
Model tuning & enhancements...
Streaming microservice
integration w/ bundlr app
docker
Google Cloud Platform
Community &
social
Deep linking / sharing
Communities around topics
Topics
Comments, voting, likes
Content & AI
UX
Community

Our Business Model – Subscription Based

A valuation hypothesis – $1B+ in 5 years

		'22 - '23			'22 - '23	'23 - '24	'24 - '25	Notes / Assumptions
		Aug	Sep	Oct	Aug-Jul	Aug-Jul	Aug-Jul	
Subscribers (End of Period)		51	115	201	4,488	59,152	383,369	Av MoM user growth by year - 50/25/15; 18 month lifecycle / 50% annual churn
ARR (End of Period)*		$4	$10	$17	$389	$5,449	$44,804	*implied Yr 1 MoM growth ~ 10%*
Revenue*		$0	$1	$1	$116	$2,312	$22,485	1 tier - Direct sub
Revenue Growth %						1895%	873%	15X, 9X revenue growth year 2, 3
Cost of Goods Sold*		$0	$0	$0	$34	$161	$677	Largely infra / cloud costs
Gross Profit*		$0	$1	$1	$82	$2,150	$21,809	LTV/CAC of 0.8, 11, 40 for each year
Gross Margin %					70%	93%	97%	
Operating Expenses*		$88	$108	$110	$1,466	$3,388	$6,992	CAC - $2.75, 2, 1.5
EBITDA*		-$88	-$108	-$109	-$1,384	-$1,237	$14,816	HC - 33% yr 1, 45% yr 2/3
EBITDA Margin %					-1195%	-54%	66%	Mkting 30%, then ~25% yr 2/3
Headcount		5	7	7	10	19	27	
Avg Rev / Employee (Annual)					$12	$122	$833	
Investment & Financing*		$1,500	$0	$0	$1,500	$1,500	$0	
Cash* (End of Period)		$1,432	$1,325	$1,216	$149	$562	$16,501	
in 000s								

A membership & subscription business

- Huge market & growing — 200mm + in US alone
- Only need small piece of it to be very profitable
- We're value add(itive) i.e. value-creating for publishers
- Built in growth loops w/ Twitter

This slide contains forward-looking projections that cannot be guaranteed.

Capital Needs & Path

What we need to execute



Only $250,000 is being solicited in this Wefunder raise. Forward-looking projections cannot be guaranteed.

Our Team

The New York Times

amazon

Founder / ML Development

Tom Benham

Management Consulting – AI/NLP
Strategy & engineering

Engineering

LaunchPeer incubator / Symon Dziak

Incubator
Full stack engineer

Product & Partnership Advisory

GTM & revenue: TBD

Product: Lainie Crosgrove
(ex Amazon, New York Times, Pinterest – Senior Product Manager)